

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2011

Via Facsimile
Scott Fraser
Empowered Products, Inc.
3367 West Oquendo Road
Las Vegas, Nevada 89118

> **Re:** **Empowered Products, Inc.**
> **Current Report on Form 8-K**
> **Filed July 7, 2011**
> **File No. 333-165917**

Dear Mr. Fraser:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Corporate Structure, page 3

1. Please revise this section to clearly explain the business operations of each company listed in your corporate structure diagram. For example, please identify any principal operating subsidiaries. Please also revise the diagram to show any significant share ownership in your operating subsidiaries.

2. We note that in the last paragraph on page 2 you state that EP Asia acquired Polarin Limited, a company organized in Hong Kong which indirectly owns Polarin Australia. However, your corporate structure diagram lists an entity, "Polarin Pty Ltd." Please revise your disclosure, including the corporate diagram, to indicate the relationship between these entities.

3. Please tell us how you exercise effective control over your operating subsidiaries in light of the restrictions on foreign investment in China. To the extent that you exercise control through contractual arrangements, please revise your corporate structure diagram to

illustrate the contractual arrangements between the entities and include a description of each contract. Please also disclose the relevant regulatory requirements for operating in China under this structure and your compliance with such rules

Sales, Marketing and Promotion, page 7

4. Please explain what a Nielsen rating is. Disclose what your current rating is as well as the minimum rating required by large chain retailers.

Government Regulation, page 8

5. We note your disclosure in the first paragraph of this section. Please revise to state the effect the government regulations have on your business. For example, please state the effect of non-compliance with the FDC Act, the Fair Packaging and Labeling Act and the rules and regulations under the FDA and FTC will have on your business. Please revise the last paragraph to discuss the effect on your business of any requirements applicable to dietary supplements under the DSHEA. Please also disclose the costs of compliance with these regulations. We note the disclosure in the penultimate risk factor on page 14. See Item 101(h)(4)(ix) of Regulation S-K.

Risk Factors, page 11

6. Please consider revising your risk factor section to include any significant risks associated with doing business in China. For example and not by limitation, you have not disclosed any risks associated with the following:

   - Your holding company structure and your resulting indirect ownership of your PRC subsidiary;

   - The fact that the PRC government exerts substantial influence over business activities in China and how this may affect your business;

   - The potential tax consequences to your business and your non-PRC shareholders if the PRC classifies you as a "resident enterprise" of China under the Enterprise Income Tax Law; and

   - How your ability to comply with the PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject your PRC resident shareholders to personal liability, limit your ability to acquire PRC companies or to inject capital into your PRC subsidiaries, and limit their ability to distribute profits to you.

7. Please tell us whether your industry is an industry in which foreign investment is restricted or forbidden by the PRC government. To the extent that you are engaged in a

restricted industry, please consider including a risk factor to adequately describe the risk to your company.

If we are unable to protect our proprietary technology, we may not be able to compete . . ., page 16

8. We note your use of the term "proprietary technology". It appears that you are discussing your potential inability to protect your trademarks, not an actual process or formula or technology that you use in your business. Please revise this risk factor to discuss the proprietary technology to which you refer or simply replace the reference with "trademarks".

Certain Relationships and Related Transactions, page 36

Merger, page 36

9. Please revise your disclosure to indicate the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related parties' interests in the transaction. See Item 404(a)(3)-(4) of Regulation S-K.

Form 10-K for the Fiscal Year Ended December 31, 2010

Forward-Looking Statements, page 3

10. In future filings, please delete the references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As a former shell company, you are not eligible to rely upon the safe harbors afforded under those provisions.

Item 9A. Controls and Procedures, page 24

11. We note your statement that your management concluded that your disclosure controls and procedures were effective "based on the company's size and its current level of activity." In future filings, your principal executive officer and principal financial officer must state the effectiveness conclusion, without qualification, based on the full definition of disclosure controls and procedures as set forth in Rules 13a-15(e) and Rule 15d-15(e) of the Exchange Act. The qualifications based on company size and company activity are not appropriate. Please tell us whether management concluded the disclosure controls and procedures were effective based on the full definition and without the qualifications.

12. In light of the existence of a material weakness in the internal control over financial reporting, please tell us how management concluded that the disclosure controls and procedures were effective as of the end of the period covered by the report.

Management's annual report on internal control over financial reporting, page 24

13. Please tell us, and disclose in future filings, the "compensating procedures and processes" you have planned or implemented to address your deficiencies in your internal control over financial reporting. In future filings, as applicable, please identify the deficiency as a material weakness in your internal control over financial reporting. Please tell us whether the material weakness still existed as of the end of the period covered by the report. Please tell us, and in future filings disclose as applicable, when the material weakness first began and by whom it was identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director